August 5, 2014

VIA EDGAR TRANSMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549
Attn.: Matthew Crispino, Staff Attorney

Re:	Perion Network Ltd.
Registration Statement on Form F-3 (File No. 333-195794) (the “Form F-3”)

Dear Mr. Crispino:

The undersigned hereby respectfully requests that the effective date of the above-referenced Registration Statement of Perion Network Ltd. (the “Company”) be accelerated so that it will become effective on August 7, 2014 at 5:00 p.m. (New York City time), or as soon thereafter as is practicable.

In connection with this acceleration request, the Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the "Commission") or the Staff thereof, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact Adam M. Klein. of Goldfarb Seligman & Co., outside counsel to the Company, at +972-3-608-9947 or adam.klein@goldfarb.com, upon the Form F-3's becoming effective.

Sincerely yours,

/s/ Yacov Kaufman
Chief Financial Officer

cc:	Limor Gershoni Levy, Senior VP and General Counsel
Richard H. Gilden, Kramer Levin Nafalis & Frankel LLP
Adam M. Klein, Goldfarb Seligman & Co.